FEDER KASZOVITZ LLP
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Telefax: 212-888-7776                                                           Telephone: 212-888-8200                                                                           Writer's Ext.: 5413

                           July 2, 2015

VIA EDGAR AND EMAIL

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Dean Brazier, Esq.

Re:	Innovative Food Holdings, Inc. (the “Company”)
Registration Statement on Form S-1
Filed June 12, 2015
File No. 333-204899

Dear Mr. Brazier:

We write on behalf of the Company in response to the questions and comments contained in the Commission’s letter to the Company dated June 29, 2015 regarding its review of the above-referenced Registration Statement.

We have prepared our responses based upon the order of the comments set forth in the Commission’s letter.

General

1.           Please provide details regarding the original issuance of the securities being registered for resale.

Response:    Except for Alpha Capital Anstalt, each of the Selling Security Holders acquired their shares in an exempt private placement during the first quarter of 2015 pursuant to Rule 506(b).  All of the investors were “accredited investors” as such term is defined in Rule 501(a) and no public advertising was utilized and no broker fees were paid. Many of the investors were previous investors in the Company. The sale price of the shares ranged from $0.9646 - $1.30.  Alpha Capital Anstalt is an “accredited investor” which has periodically invested in the Company from time-to-time since 2004, primarily in the form of convertible notes, and it has also received warrants as part of some loans and as consideration for, among other things, extending the term of various notes.

Securities and Exchange Commission
July 2, 2015

2.           We note your indication in the table that Alpha Capital Anstalt beneficially owns 1,779,776 shares of common stock representing 7.9% of your class of securities. Given that Alpha Capital Anstalt has the right to convert shares underlying warrants and convertible notes, please revise the table to reflect the total number of shares that could be beneficially owned by the shareholder, taking into account the 9.9% cap. Please disclose the additional number of shares that are convertible into shares of common stock in the footnote so that readers can clearly discern the amount of securities Alpha Capital Anstalt has the potential to beneficially own, consistent with the definition contained in Item 403(a) of Regulation S-K and Rule 13d-3.

Response:  We have revised the table in Amendment No. 1 to indicate Alpha’s potential ownership of 9.9% of the Company’s stock as well as revising the footnotes to state the total number of shares Alpha can own over time subject to the 9.9% blocker.

3.           Please tell us how you determined the number of shares to be registered for resale. In this regard, it does not appear that the total amount reflected on the face of your registration statement or the prospectus cover page of 8,957,901 shares of common stock is consistent with the total number of shares in the “Number of Shares Offered Hereby” column in the table on page 38. Please revise or advise

Response:  A careful review of the table on page 38 revealed two typographical errors with respect to the number of shares to be registered for sale, which we have corrected in Amendment No. 1 along with one other error.

4.           Please revise to identify the natural person or persons or the public company that exercises the sole or shared voting and or dispositive powers with respect to the shares being registered on behalf of any selling security holder that is an entity, such as Alpha Capital Anstalt. Additionally, please state without qualification whether each entity is a broker-dealer or an affiliate of a broker-dealer.

Response:  The footnotes in Amendment No. 1 have been revised to close the natural person with sole or shared voting and or dispositive powers with respect to the shares being registered.  In the text above the table we added a sentence stating without qualification that none of the entities is a broker-dealer or an affiliate of a broker-dealer.

5.           Please withdraw your registration statement on Form S-3 filed October 24, 2014.

Response:  Together with the filing of Amendment No. 1 and this response letter we are filing a Form RW to withdraw the registration statement on Form S-3 the Company filed October 24, 2014.

The Company herewith acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in this filing, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing, and ( iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
July 2, 2015

We hope that the foregoing has been helpful in answering the questions contained in your letter.  Of course, if you have any further comments or require any further information, please do not hesitate to call me at 212-888-8200 ext 5413.

Very truly yours,

/s/ IRVING ROTHSTEIN

Irving Rothstein